FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

Press Release

Approval of the Capital Plan

16 November 2015

National Bank of Greece S.A. (“NBG” or “Bank”) announces that it was informed by the Single Supervisory Mechanism of the European Central Bank that all capital actions in the Bank’s proposed capital plan, submitted on 6 November 2015, have been accepted. The positive impact stemming from the third quarter results was also taken into account, thereby reducing the capital needs under both the baseline and the adverse scenarios by €120 million. Consequently the amount that NBG needs to raise has been reduced to €1,456 million and €4,482 million, for the baseline and the adverse scenario, respectively.

Moreover the Single Supervisory Mechanism confirmed that, upon the prompt completion of the sale of Finansbank, the Bank may proceed with repayment of that part of precautionary state aid granted in the form of Contingent Convertible securities that may be issued to the HFSF, according to the actual capital impact of the transaction.

Disclaimer

Certain statements in this announcement constitute forward-looking statements, including statements relating to NBG’s strategy, its additional capital needs, asset values, the application of state aid and capital plan and the likelihood or impact of any adverse or stress scenario. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect NBG’s view only as of the date hereof.

This announcement does not constitute an offer or solicitation to purchase or subscribe for securities in the United States. Any securities referenced in the announcement have not been registered, and will not be registered, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. There will be no public offering of securities in the United States. Any failure to comply with this instruction may constitute a violation of United States and/or other national securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 16th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 16th, 2015

Director, Financial Division